Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

04046154

5 November, 2004

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Releases published by the Company on 5 November, 2004.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

o.b.o. Franciska Janzon
Investor Relations Manager

Liisa Siren
Communications Assistant

11/18

KCI KONECRANES 1-9/2004: SUSTAINED ORDERS GROWTH

Orders received for three quarters of 2004 run 13.7 % over 2003 (+17.0 % volume)
Special Cranes boasts a pipeline of large projects, not yet included in orders received
Sales growth accelerating. Quarter sales up 7.1 %, y-t-d up 3.5 %.
Profits as reported stable. Rapidly increasing work-in-progress (+72 % since end of 2003) contains margins improvements, supporting future profits.
Strengthening EURO has taxed EBIT approx. 5 MEUR
Order book up 19.3 % y-o-y (+22.5 % in local currencies).
First M&A step taken into larger harbour presence. The SMV Lifttrucks AB acquisition closed on 29 Oct, 2004.

	Three quarters			LT M			LY
MEUR	1-9/	1-9/	Change	10/3-	10/2-	Change	1-12/03
SALES	04	03	%	9/04	09/03	%	
Maintenance Services	239.5	239.2	0.1	339.1	337.9	0.4	338.8
Standard Lifting Equipment	157.8	147.9	6.7	222.2	212.2	4.7	212.3
Special Cranes	132.4	133.5	-0.9	177.5	194.8	-8.9	178.6
Internal Sales	-42.1	-49.3	-14.7	-58.0	-70.2	-17.4	-65.2
Sales total	487.6	471.3	3.5	680.8	674.7	0.9	664.5
Operating income before restructuring	16.8	17.2	-2.2	33.7	34.3	-1.7	34.1
Restructuring costs	0.0	-7.0		-5.6	-7.0		-12.6
Operating income	16.8	10.2	65.0	28.1	27.3	2.9	21.5
Financial income and expenses	-1.6	-1.8		-2.4	-2.0		-2.6
Income before taxes and extraordinary items	15.3	8.4	81.2	25.7	25.2	1.8	18.9
Extraordinary items	0.0	-8.2		0.1	-8.2		-8.1
Taxes	-5.0	-0.1		-9.0	-5.5		-4.0
Net income	10.2	0.2	6718.0	16.8	11.5	45.6	6.7
Earnings per share (EUR)	0.73	0.43	69.0	1.18	1.21	-2.5	0.88
ORDERS RECEIVED							
Maintenance Services	226.9	209.2	8.5	286.7	274.4	4.5	269.0
Standard Lifting Equipment	187.7	164.3	14.2	243.7	218.4	11.6	220.3
Special Cranes	157.6	134.3	17.4	208.3	164.6	26.5	184.9
Internal Orders	-47.9	-46.8	2.3	-63.4	-64.2	-1.2	-62.4
Orders Received total	524.3	461.0	13.7	675.2	593.2	13.8	611.9
ORDER BOOK	281.5	236.0	19.3				211.2

Comment on first 9 months result:

Orders for Maintenance Services and Standard Lifting Equipment accelerated during Q3/2004, reaching 9-month growth of 8.5 % and 14.2 % respectively (12 % and 18 % in local currencies). The number of large projects in the pipeline in Special Cranes runs at record level. Certain signed deals are not yet recorded as orders received, although there are down payments and KCI Konecranes has been publicly named as the chosen supplier.

Temporary difficulties in parts supply and raw material availability have had some negative impact. However, sales numbers in all Business Areas are now increasing rapidly, best evidenced in Standard Lifting Equipment where Sales already in Q3/04 jumped 17% over the number for Q3/03.

Comment on year end result:

Sales will grow in line with earlier statements and plans. Also the earnings development is supported by the robust growth. Restructuring plans are proceeding well and will be completed as previously announced by the end of 2005. Supply bottlenecks are expected to be removed within the current year, and there will be some capacity additions. In Shanghai, China, our factory will be extended to double capacity, adding to Group output in the second half of 2005. Both existing work-in-progress and order backlog support a strong fourth quarter. At year-end, the Group is expected to post an organic growth (run rate) well in excess of ten percent.

Acquisitions, especially the Swedish SMV that relates to modern harbour materials handling equipment, will add to Group Sales for full fiscal 2005. Acquisitions usually also further support penetration into the maintenance services market. The Group's acquisition strategy will be continued.

Stig Gustavson, President and CEO:

During the third quarter the Group took an important step to increase its presence in harbours. The acquisition of Swedish SMV Lifttrucks AB (to be renamed SMV Konecranes) matches the Group's product strategy in a perfect manner.

We have always used technical innovation and superior product performance as our main tools in breaking into mature markets. Good examples are our all-digital, no-hydraulics RTG, the fast ''BoxHunter'' STS crane and the AGD Bulk Unloader.

SMV, first set up by a entrepreneurial team of engineers ten years ago, have made their mark in port load handling equipment precisely in the same manner by offering handling solutions with superior performance.

The acquisition has several other merits, too. As a young company, SMV is not heavily involved in an integrated production structure. Instead, it works in a modern production network, with extensive use of outsourcing, also to low-cost suppliers when necessary. The company itself focuses on technology and design, and, for quality assurance, on final assembly of all its machines.

SMV also runs an extensive network of dealers and agents, strategically located near ports all over the world. This complements KCI Konecranes' existing distribution extremely well. KCI Konecranes has traditionally worked through its maintenance offices for reaching customers. Now, we intend to strengthen SMV's dealer network by offering more products from KCI Konecranes' portfolio through this channel. Naturally, our maintenance presence will provide valuable support.

Ultimately, we want to extend our success story from the heavy manufacturing industry to ports: To an alliance of top class equipment and efficient maintenance. Top class equipment will help us win new maintenance customers, running the maintenance will help us design the equipment our customers prefer to buy.

First nine months 2004
General Overview

Group total sales during January-September totalled EUR 487.6 (471.3) million. (Numbers in brackets are corresponding values for January-September 2003 unless otherwise indicated.) The growth was 3.5 %. Counted at comparable currency rates the growth was 6.1 %. There was growth in the Standard Lifting Equipment Business Area, whereas Maintenance Services stayed at the same level as last year. Special Cranes had slightly lower sales.

Group total orders received were EUR 524.3 (461.0) million. The growth was 13.7 %. Counted at comparable currency rates the growth in orders received during January- September was 17.0 %. There was growth in all Business Areas. Maintenance Services and Standard Lifting Equipment orders growth accelerated during Q3. In Special Cranes there were few big orders during Q3 but a high number of projects in final contractual negotiations. The order intake level remained below last years level.

The Group's total order book at the end of the period was EUR 281.5 (236.0) million. This is up by 19.3 % year on year and by 22.5 % counted at comparable currency rates. The order book now stands one third higher compared to the year end level and the order book has grown in all Business Areas.

The Group's operating income was EUR 16.8 (10.2) million. The comparable number last year included EUR 7.0 million in restructuring charges. The profitability improved in all Business Areas in spite of a stronger euro. The stronger euro had a negative effect (approx. 5.0 million) on year to date operating income. Group's development activities increased and the Group's operational profitability was at the same level as last year. The increase in development activities mainly relate to production and sourcing activities, sales and marketing as well as M&A spending. The costs related to these activities during January-September were EUR 2,5 million higher compared to those of the same period last year.

The Group's operating income was 3.4 (2.2) % on sales, the operating income before goodwill amortizations (EBITA) was 3.7 (2.6) % on sales and the operating income before depreciations and amortizations (EBITDA) 5.7 (4.7) % on sales.

The development during Q3/2004 compared to Q3/03 was the following:

(MEUR)	Q3/04	Q3/03	Change %
Orders received	171.8	162.3	+5.8
Sales	170.1	158.8	+7.1
Operating income	9.0	9.7	-7.5
Income before taxes and extraordinary items	8.5	8.9	-5.2
Net income	5.7	0.7	+764.5
Earnings per share	0.40	0.47	-13.5

The operating Income for the Business Areas grew by EUR 0.7 million compared to Q3/2004 last year, but the Group total operating income decreased slightly due to an increase in development costs. Also the elimination of internal profit grew due to the strong growth in work-in-progress.

The net of financing costs and income during January-September 2004 was EUR 1.6 (1.8) million. The decrease in financing costs is a consequence of lower interest bearing debt in the Group.

Group income before taxes and extraordinary items was EUR 15.3 (8.4) million. Income taxes for January-September were EUR 5.0 (0.1) million based on the estimated 33 % effective tax rate for the whole year.

Group net income for January- September was EUR 10.2 (0.2) million and earnings per share (EPS) 0.73 (0.43) euros.

The cash flow from operations was EUR 12.7 (-11.4) million. The cash flow per share was 0.91 (-0.81) euros. The cash flow after net of capital expenditures and disposals was EUR 8.2 (-25.3) million. The comparable figure last year included an acquisition of own shares valued at 5.5 million euros. The cash flow was supported by a higher profit and was burdened by a growth related increase in working capital.

At the end of the period, the Group's total net interest bearing debt was EUR 50.6 (74.6) million. The net gearing was 32.8 (48.9) % and the solidity ratio was 40.7 (39.5) %.

The Group's return on total capital employed was 11.3 (6.8) % and the return on equity 8.7 (5.0) %.

There are significant seasonal variations in Group earnings between different quarters. Earnings are low at the beginning of the year and improve towards the end of the year.

Review by Business Areas

Change in the reporting structure

In order to improve the accuracy and relevance of reporting, starting January 2004 the industrial crane portion of our American service operations is reported in the business area Standard Lifting Equipment. In order to make 2004 figures comparable with 2003 the following changes have been made to the reference numbers for 2003: Maintenance Services orders received 2003 reduced by EUR 23.8 million, sales reduced by EUR 22.5 million and EBIT increased by

EUR 0.4 million. Corresponding changes have been made in Standard Lifting Equipment reference numbers.

Maintenance Services

January to September sales was EUR 239.5 (239.2) million. Counted in euros sales was at the same level as last year, but counted at comparable currency rates sales grew by 3.4 %. Q3/04 sales was EUR 81.7 (83.2) million. Sales grew in field service activities, whereas sales decreased in modernisations and port services due to timing of large projects.

The operating income in January-September was EUR 12.5 (12.3) million or 5.2 (5.1) % on sales. The profitability improved further in field service activities mainly due to lower turnover of the contract base and due to an increase in sales. Counted in local currency rates the field service activities grew by 5.0 %. Due to the timing of certain larger modernisation projects towards the end of the year both sales and operating income decreased during Q3/2004 compared to Q3/2003. This development will reverse itself when orders already on hand will be recorded as sales.

The stronger euro had a negative translational profit impact in consolidation.

The order intake was EUR 226.9 (209.2) million, up by 8.5 % or 12.1 % at comparable currency rates. The order intake accelerated during the third quarter to 14 %. The orders increased both in field service and modernisation activities.

The order book grew by 22.5 % compared to the level at the end of September 2003. The development in the contract base was also positive. The value of the contract base grew by 6 % and the number of cranes and hoists included in the contract base grew by 8 % compared to the end of 2003.

The growth in orders received, the level of the order book and the positive development in the contract base support a positive profitability development in the future.

The number of employees in the Business Area at the end of the period was 2623 (2661).

Standard Lifting Equipment

January- September sales was EUR 157.8 (147.9) million. The growth was 6.7 % and 9.8 % at comparable currency rates. The growth was strongest in the Asia-Pacific area, Australia and Germany. There was also a positive development in North America.

The operating income was EUR 13.4 (11.2) million or 8.5 (7.6) % on sales. The year on year growth was 19.6 %. The profitability improvement was based on volume growth in sales and lower costs. The efficiency improvement programs in production and sourcing activities are running on schedule.

The stronger euro (especially versus the dollar) had a negative effect of approx. EUR 4 million on the operating income. There were some disturbances in the availability of some materials and components and purchase prices rose. The

effect of higher raw material prices has been taken into account in sales pricing. Therefore the profitability impact of higher raw material prices was small.

The order intake was EUR 187.7 (164.3) million, up by 14.2 % or 17.9 % at comparable currency rates. The order intake accelerated in Q3/04 and was up by 19 % from last year.

The order book now stands one third higher compared to one year ago and 80 % up from the end of last year. Together with a high order intake this supports a positive sales development in the future. The profitability will improve with increasing sales and progressing structural change programs.

The number of employees at the end of the period was 1023 (984). Except for the growth in China the employment number decreased.

Special Cranes

January-September sales was EUR 132.4 (133.5) million. The decrease in sales was 0.9 % y-o-y and the sales grew only slightly counted at comparable currency rates.

The component and crane production volumes have increased significantly. Work-in-progress has increased by approx. 75 % y-o-y. The rapid increase in production volumes, the changes in production and sourcing procedures as well as the availability of certain components has somewhat delayed the sales recognition. Sales will increase significantly in Q4/04.

The operating income was 7.7 (7.5), up by 2.4 % y-o-y. The operating income margin was 5.8 (5.6) %.

Cost cuts contributed positively to the profitability development and compensated for the negative effects of the euro. The rise in certain raw material prices has been taken into account either by fixed price supply agreements or through price escalation clauses in sales contracts.

Orders received were 157.6 (134.3) million, up by 17.4 % or 19.3 % counted at comparable currency rates. Geographically the growth was strongest in North America, UK and China, but orders grew also in Scandinavia and Germany. The growth has been especially strong in the primary metals sector. Significant Special Crane orders have been received from steel mills.

The order book continued to grow also in the third quarter and supports an excellent loading situation in the fourth quarter and a good start of 2005.

The efficiency programs are running according to plan and budget. The factory expansion in Shanghai progresses and production of special crane components will start in the second half of 2005.

Profitability is set to improve as sales increase on the basis of the large order book and as the efficiency programs proceed.

The number of employees at the end of the period was 574 (634).

Group costs and consolidation items

Group costs in January-September were EUR 14.7 (19.2) million, a decrease of EUR 4.5 million y-o-y. These costs last year included a EUR 7 million restructuring charge. Development costs increased by EUR 2.5 million y-o-y and the personnel number increased with 12 persons. In addition to R&D spending there are many ongoing development projects relating to production, sourcing, sales and marketing.

M&A spending also increased compared to the same period last year.

Group consolidation items were EUR 2.1 (1.6) million. The increase is due to an increase in elimination of internal profits. This relates mainly to the increase in work-in-progress in the Group.

Sales by market

Sales by different market developed as follows:

	1-9/04	1-9/03	Change %	Change % at comparable currency rates
Europe	235.4	245.1	-4.0	-4.1
Americas	149.2	162.9	-8.4	-1.4
Asia-Pacific	103.0	63.4	+62.5	+63.9
TOTAL	487.6	471.3	+3.5	+6.1

Currency rates

The average consolidation rates in some important currencies developed as follows:

	Sept. 2004	Sept. 2003	Change %
USD	1.2256	1.11233	-9.24
CAD	1.6278	1.5883	-2.43
GBP	0.67302	0.6904	+2.58
CNY	10.227	9.2626	-9.43
SGD	2.0855	1.9447	-6.75
SEK	9.1625	9.1691	+0.07
NOK	8.4281	7.9333	-5.87
AUD	1.6829	1.7644	+4.84

Important Events

The Board of Directors of KCI Konecranes Plc appointed Mr. Pekka Lundmark, 40, M.Sc. (Eng), to the position of Group Executive Vice President, as of August 10, 2004. The Board further declared its intention to appoint Mr. Lundmark to the position of Group President and CEO, becoming the successor of Mr. Stig Gustavson in due time. According to Mr. Gustavson's contract, he may retire at the age of 60, which he will reach in June, 2005. Mr. Lundmark has previously held the position of President and CEO of Hackman Oyj Abp as well as various executive positions at Nokia.

On 8 September 2004 KCI Konecranes Plc agreed to acquire all the shares of SMV Lifttrucks AB (SMV) based in Markaryd, Sweden. The acquisition closed on October 29, 2004 and the total consideration for the shares of SMV Lifttrucks is approx. EUR 25 million. Additionally, KCI Konecranes assumed SMV's net debt, approx. EUR 8 million. SMV's net sales for 2004 are expected to close at a significantly higher level compared to last year's level of approx. EUR 40 million. The acquisition is expected to add approx. 5 cents to KCI Konecranes' earnings per share (EPS) in 2005. SMV Lifttrucks will be consolidated into the KCI Konecranes Group's figures as of 29 October 2004.

Important orders

Here are some examples on orders received during July-September 2004. The list illustrates our reach, both in terms of customer base and geographical coverage.

Baoding Transformer ordered two power station cranes to their facility in Qinghuangdao City, China.

PSA Peugeot France ordered two process cranes for their automotive stamping plant in Mulhouse, France.

General Motors USA ordered three process cranes for their automotive stamping plants in Flint, Michigan and Indianapolis, Indiana, USA.

Bluescope Steel Suzhou, part of BHP Group, ordered five process cranes and several industrial CXT cranes for their steel mill in Suzhou, China.

Bowling Green Metalforming ordered several steel mill cranes to be used for die handling and coil handling plus additional CXT Industrial cranes for maintenance purposes for their new automotive stamping plant in Kentucky, USA.

SMI Steel South Carolina placed an order for a 180-ton Hot Metal Ladle Crane for new melt shop expansion in Cayce, SC, USA. This crane will be similar to the 230-ton ladle crane recently purchased from KCI for their steel mill in Sequin, Texas, USA.

Imatra Steel ordered a new 110-ton Charging Crane for their steel mill in Imatra, Finland.

Ilsenburger Grobblech, part of Salzgitter AG, ordered two Magnet cranes for their steel mill in Ilsenburg, Germany.

Brambles Ltd ordered a new scrap handling crane and the modernisation of three scrap handling cranes for their scrap processing facility in Port Talbot, South Wales, U.K.

Thyssen Krupp Umformtechnik ordered three process cranes and one Industrial CXT crane for their plant in Bielefeld, Germany

Société des ciments de ZAHANA ordered two process cranes for their cement works in Algeria.

Lurgi Lentjes ordered four refuse handling cranes for SLECO's waste-to-energy plant in Beveren, Belgium.

KCI Konecranes received an order for a total of seven shipyard cranes including a 700-ton Gantry crane and four EOT (Electric Overhead Travelling) cranes of 100- and 50-ton lifting capacities. The customer has asked not to be identified by name.

APM Terminals ordered four RTG Cranes for their terminal in Elizabeth, New Jersey, USA.

Maritima Valenciana ordered three eight-wheeler RTGs for their terminal in Valencia, Spain.

The Port of Koper ordered a new Ship-to-Shore (STS) container crane for the Luka Koper Container Terminal in Slovenia.

Share price performance and trading volume

During January-September 2004 KCI Konecranes' share price increased by 13.41 % and closed at EUR 31.30. The highest share price during the period was EUR 33.16 and the lowest EUR 27.20. During the same period the HEX All-Share Index decreased by 4.13 %, the HEX Portfolio Index increased by 5.41 % and the HEX Metal & Engineering Index increased by 17.48 %.

Total market capitalisation at the end of September was EUR 448 million (incl. own shares held by the company), the 35th highest market value of companies listed on Helsinki Exchanges.

The trading volume totalled 9,993,210 shares of KCI Konecranes, which represents 71.15 % of the outstanding shares (excl. own shares held by the company). In monetary terms trading was EUR 296 million, which was the 26th largest trading of companies listed on Helsinki Exchanges.

The non-Finland-based shareholding at the end of September was 50.04 %.

After a transfer of 53,450 of the company's own shares as partial consideration in the acquisition of SMV Lifttrucks on 29 October 2004, KCI Konecranes Plc now holds 210,650 of the company's own shares with a nominal value of 421,300 euros, which is 1.47 % of the total amount of 14,308,630 shares and votes.

OP Bank Group Central Co-operative (Business ID 0242522-1) notified on October 15, 2004 that the aggregate holding by its subsidiaries and entities over which OP Bank Group Central Co-operative exercises dominant influence amounted to 5,07 % of the shares and voting rights of KCI Konecranes Plc.

Franklin Resources Inc. (trade reg. 13-2670991) notified on August 19, 2004 that it controlled the voting rights pertaining to 14.17 % of the shares of KCI Konecranes Plc, through mutual funds of Franklin Resources (3.33 %) and affiliated investment advisers (10.84 %).

Hyvinkää, November 5, 2004

The Board of Directors

Formal statement

Certain statements in this report are forward looking and are based on management's expectation at the time they are made. Therefore they involve risks and uncertainties and are subject to change due to changes in general economic or industry conditions.

Statement of Income (MEUR)

	1-9/2004	1-9/2003	1-12/2003
Sales	487.6	471.3	664.5
Share of result of participating interest undertakings	-0.4	-0.2	-0.3
Depreciation	-10.8	-12.0	-16.5
Other operating expenses	-459.6	-448.9 (1	-626.3
Operating income	16.8	10.2	21.5
Interests, net	-2.0	-2.3	-3.1
Other financial income and expenses	0.5	0.5	0.5
Extraordinary items	0.0	-8.2	-8.1
Income before taxes	15.3	0.2	10.7
Taxes	-5.0 (2	-0.1 (2	-4.0
Net Income for the period	10.2	0.2	6.7
Profit /share (EUR)	0.73	0.43	0.88

Consolidated Balance Sheet (MEUR)

	9/2004		9/2003		12/2003
Fixed Assets	91.7		101.0		98.0
Inventories	101.6		89.0		72.4
Receivables and other current assets	211.2		208.8		218.6
Cash in hand and at banks	21.3		14.9		13.2
Total assets	425.8		413.7		402.2
Equity	159.7		159.1		163.4
Minority Interest	0.1		0.1		0.1
Provisions	18.6		17.2		20.3
Long-term debt	31.9		33.1		32.5
Current liabilities	215.6		204.3		185.9
Total shareholders' equity and liabilities	425.8		413.7		402.2
Gearing	32.8%		48.9%		27.8%
Solidity	40.7%		39.5%		42.6%
Return on capital employed (3		LTM 04		LTM 03	
	11.3%	13.0%	6.8%	12.8%	10.8%
Equity/share (EUR)	10.98		10.94		11.24

1) Includes 7.0 MEUR restructuring charges
2) According to estimated tax rate
3) Calculated on annual basis

Net Interest bearing liabilities (MEUR)

	9/2004	9/2003	12/2003
Long- and short-term interest-bearing liabilities	-71.9	-90.2	-57.1
Cash and cash equivalents and other interest bearing assets	21.3	15.6	13.3
Total	-50.6	-74.6	-43.8

Consolidated cash flow (MEUR)

	1-9/2004	1-9/2003	1-12/2003
Operating income	16.8	10.2	21.5
Depreciation	10.8	12.0	16.5
Financing income and expenses	-1.6	-1.9	2.6
Taxes	-4.8	-1.7	-8.6
Other adjustments	0.1	0.3	0.7
Change in working capital	-8.6	-30.3	-8.4
Cash flow from operations	12.7	-11.4	24.2
Net Investments	-4.5	-13.9	-17.3
Cash flow before financing	8.2	-25.3	6.9
Change in debt, increase (+), decrease (-)	13.8	38.8	5.5
Dividend paid	-14.0	-13.3	-13.3
Correction items (1	0.2	-0.5	-1.1
Net financing	8.1	-0.3	-2.0
Cash and bank deposit at beginning of period	13.2	15.2	15.2
Cash and bank deposit at end of period	21.3	14.9	13.2
Change of Cash	8.1	-0.3	-2.0

1) Translation difference in cash in hand and banks

Contingent Liabilities and Pledged Assets (MEUR)

	9/2004	9/2003	12/2003
Mortgages and pledged assets			
For own debts	5.9	5.9	5.9
For commercial guarantees	0.4	0.6	0.8
Own commercial guarantees	107.3	149.8	159.5
Guarantees			
For associated company's debt	0.8	0.8	0.8
For others	0.1	0.1	0.1
Leasing liabilities	18.1	16.9	18.3
Other liabilities	0.9	0.9	1.3
Total	133.4	174.9	186.7

Notional Amounts of Derivative Financial Instruments (MEUR)

	9/2004	9/2003	12/2003
Foreign exchange forward contracts	556.0	523.7	441.7
Interest rate swap	25.0	25.0	25.0
Currency options	0.0	156.6	0.0
Total	581.0	705.3	466.7

Derivatives are used for currency and interest rate hedging only. The notional amounts do not represent amounts exchanged by the parties and are thus not a measure of the exposure. A clear majority of the transactions relate to closed positions, and these contracts set off each other. The hedged order book and equity represent approximately one half of the total notional amounts.

Investments

	1-9/2004	1-9/2003	1-12/2003
Total (excl.acquisitions of subsidiaries) (MEUR)	7.6	9.1	12.4

DEVELOPMENT BY BUSINESS AND MARKET AREA

Sales by Business Area (MEUR)

	1-9/2004	1-9/2003	LTM *	LTM Year ago	1-12/2003
Maintenance Services	239.5	239.2	339.1	337.9	338.8
Standard Lifting Equipment	157.8	147.9	222.2	212.2	212.3
Special Cranes	132.4	133.5	177.5	194.8	178.6
./. Internal	-42.1	-49.3	-58.0	-70.2	-65.2
Total	487.6	471.3	680.8	674.7	664.5

Operating Income by Business Area (MEUR)

	1-9/2004		1-9/2003		1-12/2003		LTM*	LTM Year ago
	MEUR	%	MEUR	%	MEUR	%	MEUR	MEUR
Maintenance Services	12.5	5.2	12.3	5.1	22.4	6.6	22.6	21.4
Standard Lifting Equipment	13.4	8.5	11.2	7.6	17.6	8.3	19.8	17.1
Special Cranes	7.7	5.8	7.5	5.6	13.1	7.3	13.3	15.4
Group costs	-14.7		-19.2(2		-29.5		-25.0	-25.5
Consolidation items	-2.1		-1.6		-2.0		-2.6	-1.0
Total	16.8	3.4	10.2	2.2	21.5	3.2	28.1	27.3

1) LTM = last 12 months (full year 2003 ./. nine months 2003 + nine months 2004)

2) Includes 7.0 MEUR restructuring charges

Personnel by Business Area (at the End of the Period)

	9/2004	9/2003	12/2003
Maintenance Services	2,623	2,661	2,622
Standard Lifting Equipment	1,023	984	1,000
Special Cranes	574	634	614
Group staff	125	113	114
Total	4,345	4,392	4,350
Average number of personnel during period	4,334	4,441	4,423

Order Intake by Business Area (Excl. Service Contract Base)(MEUR)

	1-9/ 2004	1-9/ 2003	LTM*	LTM Year ago	1-12/ 2003
Maintenance Services	226.9	209.2	286.7	274.4	269.0
Standard Lifting Equipment	187.7	164.3	243.7	218.4	220.3
Special Cranes	157.6	134.3	208.3	164.6	184.9
./. Internal	-47.9	-46.8	-63.4	-64.2	-62.4
Total	524.3	461.0	675.2	593.2	611.9

Order Book (Excl. Service Contract Base)

	9/2004	9/2003	12/2003
Total (MEUR)	281.5	236.0	211.2

Sales by Market (MEUR)

	1-9/ 2004	1-9/ 2003	LTM*	LTM Year ago	1-12/ 2003
Nordic and Eastern Europe	76.9	117.4	124.6	170.2	165.1
EU (excl. Nordic)	158.5	127.7	209.4	189.6	178.6
Americas	149.2	162.9	207.5	227.0	221.3
Asia-Pacific	103.0	63.4	139.3	88.0	99.6
Total	487.6	471.3	680.8	674.8	664.5

* LTM = last 12 months (full year 2003 ./. nine months 2003 + nine months 2004)

Analyst and press briefing

An analyst briefing will be arranged today at 12.00 noon in Helsinki, Finland (address: Helsinki World Trade Center, Marski Hall, Aleksanterinkatu 17).

Teleconference

An international teleconference will be arranged today on 5 November, 2004 at 4.00 p.m. Finnish time (2.00 p.m. London time). The dial-in number is +44-(0) 20 7162 0189. Please call in at 3.50 p.m. The graphics of the presentation are attached to the report on the Internet. A replay of the teleconference will be available for the next 48 hours at +44-(0) 20 8288 4459, code 713782.

Internet

This report is also available on the Internet at www.kcigroup.com. An audio recording of Mr Gustavson's presentation at the teleconference will be available on the Internet later on 5 November.

Next report

KCI Konecranes will release its Financial Calendar for 2005 during week 46, 2004.

Graphics

A graphical presentation of this report is available on the Internet at www.kcigroup.com.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Mr Stig Gustavson, President & CEO, tel. +358-20 427 2000
Mr Pekka Lundmark, Group Executive Vice President, tel. +358-20 427 2005
Mr Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040
Ms Franciska Janzon, IR Manager, tel. +358-20 427 2043

DISTRIBUTION
Helsinki Stock Exchange
Media

KCI KONECRANES' BOARD OF DIRECTORS PROPOSES EXTRA DIVIDEND

The Board of Directors of KCI Konecranes Plc has decided to convene an Extraordinary General Meeting of the Shareholders of KCI Konecranes Plc on Friday, 10 December 2004. The Board of Directors proposes that, in addition to the dividend approved by the Annual General Meeting on March 4, 2004, an additional dividend of EUR 1 per share be paid on the basis of the Balance Sheet for the financial year that ended on 31 December 2003.

The Board of Directors emphasises the extraordinary nature of the proposed additional dividend. There is no reference made to the dividend policy of the Company. The Board confirms the continuation of the Group's active acquisition policy. The extra dividend will not impair the Group's capabilities in this respect.

If the Extraordinary General Meeting approves the Board of Directors' proposal, the additional dividend will be paid to KCI Konecranes Plc's shareholders entered in the shareholders' register maintained by the Finnish Central Securities Depository Ltd. on the record date, on 15 December 2004. The date of the dividend payment would be 22 December 2004.

Shareholders being entered in the company's shareholder register maintained by the Finnish Central Securities Depository Ltd. on no later than 30 November 2004 have the right to attend the Extraordinary General Meeting.

The invitation to the Extraordinary Shareholders' Meeting will be published on Monday, 15 November 2004 and is also available on KCI Konecranes' Investor homepage kcigroup.com as of the same date.

KCI Konecranes. A world leading engineering group specializing in advanced overhead lifting solutions and maintenance services. Group activity is organized along three business areas: Maintenance Services (50% of Group Sales), Standard Lifting Equipment (26 %) and Special Cranes (24 %). In 2003, Group Sales totalled EUR 665 million with over 4300 employees in 34 countries all over the world.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Teuvo Rintamäki, Chief Financial Officer, phone +358-20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
Media